SUNDIAL GROUP, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2015

Revenue - Investment banking fees	$	3,015,800
Expenses		
Rent Expense - related party		6,000
Professional fees		55,578
Regulatory fees		18,530
Registered representative compensation		15,000
Other expenses		4,309
Total expenses		99,417
Net Income	$	2,916,383

The accompanying notes are an integral part of these financial statements